







ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.

10015444

12g3-2(b) File No.82-4922

Ref. No. OS.038/2010

March 26, 2010

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.



SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2010
WASH. D.C.
193
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Mar 26, 10

3/30

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS. 08-00299/2553

March 25, 2010

To President
The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, total value of Baht 12,000,000,000 and quarterly interest payment at 16 January, 16 April, 16 July and 16 October of each year.

As the twenty-six interest payment of the third Subordinated Debenture (KBNK13OA) will be made on April 16, 2010. We would like inform you the details of the twenty-six interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 4.25 percent per annum and 90 days duration – from January 16, 2010 to April 15, 2010. And we will close the book for interest payment at noon of April 2, 2010.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samrenrit)
Vice President
Securities Services Department
Tel. 0 2470 1987